

Mail Stop 7010

October 16, 2007

Via U.S. mail and facsimile

Mr. Steven Bisgay
Managing Director and Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **RE:**   **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 001-14223**

Dear Mr. Bisgay:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief